UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

STEWART INFORMATION SERVICES CORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

860372101

(CUSIP Number)

Janet McWilliams,  Driehaus Capital Management LLC  25 East Erie Street  Chicago,  IL  60611  Phone : 312-587-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 09, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DRIEHAUS CAPITAL MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Driehaus Active Income Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
IV

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D/A as last amended by Amendment No. 3 filed on January 23, 2017 by Driehaus Capital Management LLC (“DCM”) relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of Stewart Information Services Corporation (the "Company"), a company existing under the laws of Delaware. The principal executive offices of the Company are located at 1980 Post Oak Blvd., Houston, Texas 77056, telephone (713) 625-8100. This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

Item 2.	Identity and Background

(a)
The Reporting Persons are Driehaus Capital Management LLC (“DCM”) and Driehaus Active Income Fund (“LCMAX”). DCM is a Delaware limited liability company and a registered investment adviser. The executive officers of DCM are Richard H. Driehaus (Chairman), Stephen Kneeley (Interim President and Interim Chief Executive Officer), Michelle Cahoon (Managing Director, Treasurer and Chief Financial Officer), Janet McWilliams (Managing Director and General Counsel), Stephen Weber (Managing Director, Sales and Relationship Management), Thomas Seftenberg (Managing Director, Relationship Management and Marketing), Michael Shoemaker (Chief Compliance Officer), Kenneth Nelson (Managing Director and Portfolio Manager), Maximilian Heitner (Managing Director, Risk Management and Research) and Daniel Rea (Managing Director, Research). DCM does not have a board of directors. The entity controlling DCM is Driehaus Capital Holdings LLLP, a Delaware limited liability limited partnership. Although the instructions to this filing do not require disclosure of information regarding LCMAX’s officers and directors, the information is available in LCMAX’s prospectus and statement of additional information, available at www.driehaus.com.

(b)
The address of the principal office of DCM, its controlling entity listed above and its officers listed above is 25 East Erie Street, Chicago, IL 60611. The principal office of LCMAX is 25 East Erie Street, Chicago, IL 60611.

(c)
DCM is a registered investment adviser. LCMAX is a series of Driehaus Mutual Funds, an open-end investment company formed in Delaware, and is managed by DCM. The occupations of DCM’s executive officers are noted in “a” above.

(d)	During the last five years, the Reporting Persons, controlling entity and executive officers have not been convicted in a criminal proceeding.

(e)	During the last five years, the Reporting Persons, controlling entity and executive officers have not been party to a civil proceeding as described in Item 2(e) of Schedule 13D .

(f)	All executive officers are US citizens.

Item 3.	Source and Amount of Funds or Other Consideration

LCMAX and two other registered investment companies advised by DCM no longer own any shares of STC.

Item 4.	Purpose of Transaction

LCMAX and two other registered investment companies advised by DCM no longer own any shares of STC.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto.

(b)	Not applicable.

(c)
The transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons are described below. The transactions were effected by DCM as the investment adviser on behalf of LCMAX and two other registered investment companies. All sales were effected with a broker-dealer.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
8/9/2017 8/9/2017 8/9/2017 8/9/2017	(166,540) (187,195) (206,792) (1,399,352)	$35.50 $35.50 $35.50 $35.50

(d)	Not applicable.

(e)	August 9, 2017

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein, the Reporting Persons or, to the Reporting Persons’ knowledge, the controller or executive officers do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Driehaus Capital Management LLC

August 10, 2017	By:	/s/ Janet McWilliams
Managing Director and General Counsel

Driehaus Mutual Funds

August 10, 2017	By:	/s/ Janet McWilliams
Chief Legal Officer and Assistant Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)